Exhibit 4.92

Assets Transfer Agreement

by and between

Beijing Noumena Innovations Co., Ltd.

Pang Xin

Xu Chuang

and

Kongzhong (China) Co., Ltd.

February 10, 2012

This Assets Transfer Agreement (hereinafter referred to as "the Agreement") is signed between and by the following parties at Beijing in the People's Republic of China (hereinafter referred to as "China ") on February 10, 2012:

Beijing Noumena Innovations Co., Ltd.(hereinafter referred to as “the Transferor”)

Legal address: Rm. 501, No.11 Huayuan E.Road, Haidian District, Beijing

Legal representative: Pang Xin

Pang Xin

Add.: Rm.8, Block 1, E-1 Building, N-2 Yard, No.100 Xiyuan, Haidian District, Beijing

ID No.: 110108197710308514

Xu Chuang

Add.: Rm. 2203, Building E , Prosper Center, No.5 Guanghua Rd., Chaoyang District, Beijing

ID No.: 110105197505225470

(Pang Xin and Xu Chuang hereinafter referred to as “the Transferor Shareholders”)

And

Kongzhong (China) Co., Ltd. (hereinafter referred to as “the Transferee”)

Legal address: Rm. 3208, Floor 32, Tengda Plaza, No.168 Xizhimen Outer Street, Beijing, China

Legal representative: Zhang Yingnan

The Transferee, the Transferor Shareholders, and the Transferor are separately called “one Party”, or collectively “the Parties”.

Whereas Pang Xin and Xu Chuang are the Transferor shareholders, the Transferor intends to transfer some parts of its assets and relevant business to the Transferee, and the Transferee agrees to accept the said parts of assets and relevant business according to the Agreement. Therefore, the parties reach the following agreement through friendly consultations and in the principle of equality and mutual benefit:

ARTICLE 1  DEFINITIONS

Unless otherwise specified in the Agreement, the following terms shall have the meanings assigned hereunder:

1.1	“Agreement assets”: the relevant assets related to company business till the base day. For details, see Assets List in Annex 1.

1.2	“Signature date”: the day on which the Agreement is officially signed.

1.3	“Delivery date”: the day on which the delivery occurs.

1.4	“Delivery”: the behaviour explicitly signified in Article 6 in the Agreement.

1.5	“Transfer price”: the Transferee’s paying consideration for the acquisition to the Transferor according to the provisions of Article 7 in the Agreement.

1.6	“Agreement assets”: the assets listed in Annex 1, to be transferred from the Transferor to Transferee, comprising primarily all inventions and patents application rights, software copyrights and domain related to mobile games.

1.7	“The acquisition”: the whole transaction arrangement of the Transferor to sell agreement assets and transfer labour contract to the Transferee.

1.8	“Related parties of the Transferor”: related legal persons and related natural persons. The related legal persons refer to: (1) the legal persons or other organizations, except for the Transferor, directly or indirectly controlled, or served as Director and Senior Managers, by related natural persons of the Transferor; (2) the legal persons or other organizations controlled or jointly controlled by the Transferor. The related natural persons refer to: (1) all natural person shareholders of the Transferor; (2) Directors, Supervisor, Senior Managers, and core technicians of the Transferor. “Control” indicates having more than fifty percent (50%) of the registered capital of the company, or possessing the authority to appoint General Manager or other major responsible persons in the company, or owning over fifty percent (50%) of voting rights of the company by means of agreement or other forms.

1.9	“Workday”: any date other than (1) Saturday, Sunday, (2) China’s public holidays, or (3) days on which the banks in China shall have the right to or have to stop business in accordance with laws in China.

1.10	“China”: the People's Republic of China, which, for the purposes of the Agreement, does not include Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.

ARTICLE 2  AGREEMENT ASSETS TRANSFER AND KEY STAFF EMPLOYMENT

2.1	Sales and Transfer of Agreement Assets

The Transferor and its shareholders agree to assign the agreement assets pursuant to due conditions and clauses in the Agreement including the transfer of all rights of due assets to the Transferee or the designated third party without geographical boundaries. The Transferee agrees to accept the assets held by the Transferor in line with due conditions and clauses in the Agreement.

2.2	Key Staff Employment

In view of the significant relations between key staff (See key staff employment list in Annex 2) and agreement assets, the Transferor shall terminate the employment relation with key staff in accordance with due conditions and clauses in the Agreement. The Transferor shall follow the Agreement to sign labour contract (see Annex 3) with key staff for not less than three years.

ARTICLE 3  REPRESENTATIONS AND WARRANTIES

3.1	The Transferor and its shareholders, separately or jointly make the irrevocable representations and warranties to the Transferee as follows:

3.1.1	The Transferor is a partnership enterprise which was established in accordance with Chinese law and exits effectively with good reputation; it has obtained all the necessary and appropriate internal examination, approval and authorization to sign, submit and implement the Agreement; it owns the corresponding rights and/or power to perform the Agreement and complete the acquisition in accordance with the provisions in the Agreement.

3.1.2	The Transferor shareholders are natural persons with Chinese nationality.

3.1.3	This acquisition violates neither articles of association or internal organizational documents, nor laws or provisions applicable to the Transferor and this acquisition, nor any agreements, contracts or commitment legally binding the Transferor.

3.1.4	The Transferor is an independent developer and legal owner of agreement assets, therein, various software copyrights and domain names are legally and officially registered; its inventions have applied and acquired the right of patent application in Chinese mainland, Taiwan and the United States; the assets has no commonage, mortgage, pledge or other security interests; its ownership has no any pending or anticipated controversies, disputes, government punishment or investigation or similar situations. Except for the sales to the Transferee in accordance with the Agreement, there are no any transfers to other entities or similar situations. The Transferor guarantees and promises that the agreement assets transferred to the Transferee are complete and effective, meanwhile ensures that the Transferee shall enjoy all rights as an oblige as of the effective date of the Agreement, transferring and disposing the assets pursuant to the law, and assists the Transferee to complete all law procedures related to the agreement assets transfer and register.

3.1.5	The Transferor sells the assets pursuant to the Agreement to the Transferee without any restrictions or constraints of priority or third party rights. The Transferee, in the use of agreement assets, shall neither infringe the rights of any third party, nor cause claims from any third party. If the Transferee does incur lawsuits or claims from any third party, the Transferor is responsible for handling related matters to ensure that the Transferee can continue to effectively use the assets, and taking all measures to protect the Transferee from loss, and the Transferor promises to pay compensation for so all losses, costs and expenses the Transferee suffered (including reasonable legal and consult fees and expenses incurred).

3.1.6	As of the signature date of the Agreement, the Transferor shall not obtain further research results on the basis of agreement assets. If there is any breach of this warranty by the Transferor, the intellectual property of such results shall belong to the Transferee, and the Transferor shall in no way use such results.

3.1.7	The social insurance (“Five Insurances and housing Fund”) of key staff listed in Annex 2 in the Agreement is fully paid, while legal benefits are already enjoyed or compensated according to law and there is no labour disputes.

3.1.8	The Transferor and its shareholders shall assure there is no obstacle of signing labour contracts between Kongzhong and key staff listed in Annex 2 of the Agreement

3.1.9	There are not any labour disputes between the Transferor and its labours related to agreement assets.
3.1.10	As of the signature date of the Agreement, asides from the transfer of the assets to the Transferee in light with the Agreement, the Transferor shall not, in any abnormal operating modes, dispose the assets, including but not limited to transfer, pledge, licensing, rent or gift.

3.1.11	During signing the Agreement to the delivery day, all documents, materials, instructions and other information provided by the Transferor or its designated persons are true, ready and complete without material misstatement.

3.1.12	The Transferor herein admits and agrees that the representations and warranties aim to promote the Transferee to sign the Agreement. Meanwhile, signing of the Agreement by the Transferee is based and all dependent upon each representation and warranty subject to this provision.

3.2	The Transferee makes such representations and warranties to the Transferor and its shareholders as follows:

3.2.1	The Transferee is a limited liability company which is established in accordance with Chinese laws and exists effectively with good reputation;

3.2.2	The Transferee has obtained all the necessary and appropriate internal examination, approval and authorization to sign, submit and implement the Agreement; it also owns the corresponding rights and/or power to perform the Agreement and complete this acquisition in line with the provisions of the Agreement.

3.2.3	This acquisition violates neither articles of association or internal organizational documents, nor law or provisions applicable to the Transferor’s acquisition, nor any agreements, contracts or commitments legally binding the Transferee.

ARTICLE 4  OBLIGATIONS OF THE PARTIES

4.1	The Transferor shareholders agree to urge the Transferor to, and the Transferor agrees to, abide by the following obligations in the transition period from the signature day to the delivery date:

4.1.1	Do not carry through any direct or indirect negotiations, consultations and arrangements with any third party for subject matter involved in the Agreement or accept the third party’s offer.

4.1.2	Allow the Transferee or its authorized representatives to supervise and check the agreement assets and documents in any reasonable time, without affecting the normal operation of the Transferor.

4.1.3	Keep its normal business operation as usual, ensure the agreement assets are sound and available, and neither have debts outside of normal business, nor provide guaranty or payment commitment to others.

4.1.4	Neither take any litigation or arbitration as for the agreement assets, nor accept or agree any requests or claims put forward by any third party.

4.1.5	Do not transfer any agreement assets to a third party, or set up any mortgage, pledge or rights restrictions on the assets.

4.1.6	Inform the Transferee immediately and completely any event that prevents or may prevent delivery, and/or has adverse impact upon the business contract, or event that leads to or may lead to any representation or warranty under the Agreement being inaccurate, incomplete, or unreal.

4.1.7	During the period from the effective date to the payment completion day of transfer price under the Agreement, if the Transferor or its related parties find any new business opportunity relevant to agreement assets, they shall promptly notify the Transferee in writing form, and try their best to impel the opportunity being first provided to the Transferee or other companies designated by the Transferee as per reasonable and fair terms and conditions.

4.2	The Transferor shareholders agree to urge the Transferor, and the Transferor agrees to abide by the following obligations as of the signature day:

4.2.1	The Transferor shall not volunteer or authorize any third party to consult all or part of the materials about agreement assets, engage in creative activities, such as research, development, improvement, and update of any other software. If the Transferor breaches the above commitment, the obligee of the technique achievements created by the technical information of the agreement assets, is the Transferee.

4.2.2	If the Transferor and its related parties acquire any business opportunities related to agreement assets, they shall immediately notify the Transferee after obtaining the relevant messages; the Transferee has the right to decide whether and how to make use of the information or opportunities; only if the Transferee gives up the information or chance, can the Transferor and its related parties make use of them.

4.2.3	Unless otherwise agreed by the parties, after the transfer price in agreement is fully paid, the Transferor and its shareholders shall take the necessary actions to change the subject in all signed contracts related to agreement assets from the Transferor and its related parties to the Transferee or other companies assigned by the Transferee on such occasion.

4.2.4	After the Agreement comes into force, without prior written consent of the Transferee, the Transferor and its related parties shall not disclose any information about agreement assets in any way to any third party, including but without limitation to make it known by the third party through public publishing in domestic and overseas publications, academic conference, technical meeting or any other means.

4.2.5	Urge key staff to set up good and stable labour relations with the Transferee for not less than three years.

4.3	The Transferee has the obligation to pay transfer price on time to the Transferor and abide by other obligations provided in the Agreement.

ARTICLE 5  DELIVERY PRECONDITIONS

5.1	The Transferor shall take necessary actions to fulfil the listed prerequisites as soon as possible after the Agreement is signed; if the Transferee’s assistance is needed, the Transferor can put forward reasonable demands to the Transferee.

5.2	The premises for the Transferee to perform the obligations of paying the transfer price are to meet the following conditions or acquire the Transferee’s written exemption:

5.1.1	The departments in authority inside the Transferor have already made resolution and approved all of the terms (incl. Annexes )in the Agreement and agreed the transferor to implement them in accordance with the Agreement;

5.1.2	As a result of technology transfer contract filling for record, the subject matter already signed by the Transferor and Transferee is also the preformatted contract of the agreement assets, like Annex 4—technology transfer contract in the Agreement. To avoid ambiguity, the Transferee shall pay the transfer price to the Transferor according to the provisions in the Agreement (RMB amount which is equivalent to three million US dollars); when the price is paid, it is deemed that the Transferee completes all the payment obligations of the Agreement and those in Annex 4.

5.1.3	The creditor of Transferor raises no objection to transfer of agreement assets within the legal time limit;

5.1.4	The representations and warranties made by the Transferor in the Agreement are still real, accurate, complete and effective, and the Transferor has no violation behaviour under the Agreement.

5.1.5	In the period from the Agreement signature to the delivery date, the Transferor conducts normal business operation, and its business situation has no adverse changes.

5.1.6	The Transferor completes application to the relevant government departments for ownership modification of agreement assets; the Transferee gains ownership certificate in which the owner of the assets is changed to the Transferee;

5.1.7	The Transferee shall sign labour contract (See Annex 3) with key staff pursuant to the Agreement.

ARTICLE 6  DELIVERY

6.1	Within 10 working days after delivery prerequisites all get fulfilled or the Transferee’s written exemption is obtained, the parties shall carry out delivery in the site specified by the Transferee; in the delivery, the Transferor shall submit the following documents to the Transferee, and assure they are true, accurate and complete:

6.1.1	The departments in authority inside the Transferor have already approved all of the terms in the Agreement and agreed to a written resolution in accordance with the performance of agreement;

6.1.2	The representations and warranties made by the Transferor in the Agreement is still real and effective written declaration on delivery day, and the Transferor has appropriately performed the written confirmation of the commitment and obligations under the Agreement

6.1.3	The ownership certificate in which the owner of agreement assets is changed to the Transferee;

6.1.4	Items in delivery list in Annex 5.

6.2	Without objection to the above documents, the Transferee and the Transferor shall jointly sign the delivery certificate as written evidence on delivery completion.

6.3	Upon the delivery completion, the ownership of agreement assets is transformed to and enjoyed by the Transferee solely and legally; and the Transferee has all rights to operate agreement assets, while the Transferor is no longer the owner of the assets, or has no rights or interests, but recognizes and respects the ownership and all other rights of the Transferee on the agreement assets.

ARTICLE 7  TRANSFER PRICE AND PAYMENT

7.1	The parties agree that, as for this acquisition, the Transferee shall pay the Transferor the consideration (“Transfer price”) in RMB, which is equivalent to three million US dollars with its cash assets in the signing of the Agreement. The Transfer shall be actually paid upon the completion of the delivery on the delivery day or another date otherwise negotiated by the parties in a written agreement.

7.2	Unless otherwise negotiated by all parties in a written agreement, the Transferee shall pay the transfer price to designated bank account of the Transferor via T/T (Telegraphic transfer) in RMB.

ARTICLE 8  CONFIDENTIALITY

8.1	It is agreed by all parties that any materials and information got, known or exposed from one party to the other due to agreement implementation are confidential information, which has important economic and commercial values for the provider, yet messages accessible in open channels shall not belong to confidential information; the parties promise to keep in strict confidence through all kinds of rational security measures; without prior written permission of provider, one party, except for the purpose of implementing the Agreement, shall not use, disclose, offer, or transfer the confidential information to any third party(excl. stockholders, law adviser, financial consultant, and related staff of all parties) .

8.2	Upon the termination of the Agreement, one party shall dispose, as required by the provider, any file, material or software, delete confidential information in any memory devices, and never continue to use them.

8.3	It is agreed by the parties that, regardless of the modification, or cancellation, or termination of the Agreement, Article 8 of the Agreement shall keep valid.

ARTICLE 9  FORCE MAJEURE

9.1	“Force Majeure” shall mean all events which are beyond the control of the parties to the Agreement, and which are unforeseen, unavoidable or insurmountable, and which arise after the date of the Agreement and which prevent total or partial implementation of the Agreement by any party. Such events shall include earthquakes, tsunami, typhoons, flood, war, epidemics, and any other event which cannot be foreseen, prevented, or controlled, including events that are recognized as Force Majeure in general international commercial practice.

9.2	Once force majeure incidents occur, the hampered party to the Agreement shall suspend implementing the responsibilities or obligations in this duration and shall not be deemed a breach of the Agreement. But the hampered party shall notify the other party in writing by all means according to Chinese law, and present related certification of force majeure incidents within 15 days after its occurrence.

9.3	In case of Force Majeure, the hampered party shall try its best to decrease the possible economic losses.
9.4	In case of Force Majeure, the parties shall immediately consult and seek reasonable and just solution and exert rationally to reduce negative effects to the Agreement.

9.5	If the Force Majeure events happen after one party violates the Agreement and delays performing the obligations under the provisions of the Agreement, the party can not be exempted from liability at the excuse of force majeure.

ARTICLE 10  LIABILITY FOR BREACH OF AGREEMENT

10.1	The party who violates the Agreement and causes loss to the other party shall take the liability for breach of contract.

10.2	Once one of the following circumstances occurs, which lead to the Transferee or its senior staff, directors, employees, affiliated companies, agents (or successor in rights of above parties) (“ Indemnitee”) suffering any query, claim, litigation and arbitration or similar programs, bearing any cost or expenses, or getting any loss or damage, the Transferor or its shareholders (if the Transferor is cancelled) should make full compensation to the Indemnitee upon claims from the Indemnitee, and shall be responsible for handling relevant matters properly, and making sure the interest of the Indemnitee are free of any adverse impact:

10.2.1  The presentations and/or warranties issued by the Transferor and/or its shareholders in the Agreement is unreal, inaccurate and/or incomplete in any significant respects; or

10.2.2  The Transferor and its shareholders are in violation of any promises and/or obligations in the Agreement

10.3	The upper limit of compensation that the Transferor and its shareholders assume is the amount of agreement assets. Therein, the upper limit of compensation that the Transferor shareholders assume is the amount of their deserved share transfer price pursuant to shareholding ratio of the Transferor;

10.4	The upper limit of compensation assumed by the Transferee violating Article 7.1 of the Agreement = the amount of the transfer price condignly paid but not yet paid by the Transferee subject to the Agreement + RMB500,000; the upper limit of compensation assumed by the Transferee violating any other terms than Article 7.1 of the Agreement, is up to RMB 500,000.

10.5	If the related party or government departments put forward any request or claim, penalties or lawsuits to the Transferee as for any behaviours of the Transferor before delivery, the Transferor shall be responsible for handling the above matters ensuring the Transferee’s normal operation activities and free from any damage; if the Transferee suffers any loss or expenses in above situations, the Transferor/its shareholders shall implicatively compensate in full to the Transferee.

10.6	It is agreed by the parties that the key staff failing to sign labour contracts for other reasons than the Transferee (see Annex 2), or the key staff’s cancellation of labour relations with the Transferee after signing (excl. the Transferee groundlessly fires key personnel), is deemed as a fundamental breach of the Agreement, the Transferee shall have the right to request the parties recover the state before the Agreement was signed.

ARTICLE 11  SETTLEMENT OF DISPUTE

11.1	The conclusion, validity, interpretation, and performance of the Agreement and settlement of disputes in connection therewith shall be governed by the laws of the People’s Republic of China.

11.2	Any dispute arising out of explanation or performance the Agreement shall be first settled by the parties through friendly consultations. If it is not settled within 30 days after one party sends written notice requesting compromise settlement to the other, any party may submit the said dispute to China International Economic and Trade Arbitration Commission for arbitration in Beijing according to its valid rules of arbitration. The arbitration award is final and shall be binding over the parties.

ARTICLE 12  NOTIFICATION AND arrival

12.1	During the performance of the Agreement, any notice or other communication sent from one party to the other shall be written in Chinese, and submitted to the other party in written form, by express or in Fax. By express, five (5) working days after the letters are submitted to express company, they are deemed to have arrived, and the date is the receipt date; In fax, with fax confirmation report as evidence, then one (1) working day after fax sending, the letters are deemed to have arrived, and the date is the receipt date.

12.2	All notices and communication shall be sent to the following address or fax number until one party delivers written notice of the changed address to the other party:

Kongzhong (China) Co., Ltd.

Mailing Address: Rm. 3208, Floor 32, Tengda Plaza, No.168 Xizhimen Outer Street, Beijing, China

Fax No.: (010) 88575900

Recipient: Zhang Yingnan

Beijing Noumena Innovations Co., Ltd.

Mailing Address: Floor 33, Tengda Plaza, No.168 Xizhimen Outer Street, Beijing, China

Fax No.: (010) 88575900

Recipient: Pang Xin

ARTICLE 13  MISCELLANEOUS

13.1	Before the transfer of the agreement assets, any problems of the company shall be assumed by the Transferor. However, after the transfer, the Transferor shall compensate the losses to the Transferee caused by any problems before the transfer.

13.2	The taxes and dues about the assets transfer shall be respectively undertaken in accordance with law and rationally shared by the parties in case of no clear and definite regulations.

13.3	The annexes to the Agreement shall constitute an inseparable part of the Agreement. Since the agreement in Annex 4 is preformatted text, in case of unaccomplished matters or conflicts to the provisions of the Agreement in understanding, the Agreement shall prevail. In case of conflicts between the documents submitted to the government departments for the implementation of the Agreement and the provision text of the Agreement, the provision text of the Agreement shall prevail.

13.4	Any party failing to carry out the terms and provisions of the Agreement shall neither be construed to modification to terms of the Agreement in any way, nor be deemed to give up the rights of any party.

13.5	Unless submitted and signed by the parties in writing form, the amendment, revision, abandoning, supplement, change or addition to the Agreement are not valid or binding upon any party.

13.6	Any provisions in the Agreement, invalid or unenforceable, shall not affect the validity and execution of any other provisions.

13.7	The Agreement is in quadruplicate, which, one copy by each party, are of equal legal effect.
13.8	The Agreement shall be effective and binding on the parties upon signature by the authorized representatives of the parties.

(The following paper is for signature)

[No text in this page, only for signature of Assets Transfer Agreement by Kongzhong (China) Co., Ltd., Beijing Noumena Innovations Co., Ltd., Pang Xin, and Xu Chuang]

Transferor: Beijing Noumena Innovations Co., Ltd. (seal)

(Seal)

Authorised representative:

Transferor shareholders:

Pang Xin

Signature:

/s/ Pang Xin

Xu Chuang

Signature:

/s/ Xu Chuang

[No text in this page, only for signature of Assets Transfer Agreement by Kongzhong (China) Co., Ltd., Beijing Noumena Innovations Co., Ltd., Pang Xin, and Xu Chuang]

Transferee: Kongzhong (China) Co., Ltd. (seal)

/s/ Wang Leilei

Authorised representative: Wang Leilei